November 1,, 2005



Mail Stop 3561



Mr. Todd M. Pitcher
Chairman and Interim CEO
UPSNAP, Inc.
7770 Regents Road, Suite 113-401
San Diego, CA  92122



      Re:	UPSNAP, Inc.
            4.01 Form 8-K dated October 17, 2005
		Filed October 24, 2005
		File No. 0-50560


Dear Mr. Pitcher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.


1. Please revise the Date of the Report on the cover page to disclose the date of the earliest event reported, presumably the date the auditors were dismissed. There should be one date shown.


2. Please amend the first paragraph of Item 4.01 to state the specific date of the former accountants were dismissed as required by
Item 304(a)(1)(i) of Regulation S-B. We note that the letter from Moen and Company indicates they were dismissed on October 20, 2005.

3. Please expand the second paragraph of the disclosure to state that the report of Moen & Company on the company`s financial statements included a fourth explanatory paragraph describing the uncertainty regarding the company`s ability to continue as a going concern contingencies. See Item 304(a)(1)(ii) of Regulation S-B.

4. Please revise the third paragraph of Item 4.01 to disclose whether during your two most recent fiscal years and any subsequent interim period before the date of dismissal, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in
connection
with its reports.   See Item 304(a)(1)(iv)(A) of Regulation S-B.

5. Please obtain and file and updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your
Item 304 disclosures, or the extent to which the accountant does not agree.

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call the undersigned at
(202)
551-3237.


								Sincerely,



								Maureen Bauer
								Staff Accountant

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Mr. Todd M. Pitcher
UPSNAP, Inc.
November 1, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE